United States Securities and Exchange Commission
                         Washington, DC 20549

                             SCHEDULE 13G/A

              Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

                        ThinWEB.com Corporation
                           (Name of Issuer)

                    Warwick Acquisition Corporaiton
                       (Former name of Issuer)


                             Common Stock
                    (Title of Class of Securities)

                              936549 104
                            (CUSIP Number)

                            May 27, 1999
         (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /    /    Rule 13d-1(b)
     / x  /    Rule 13d-1(c)
     /    /    Rule 13d-1(d)

1.        Names of Reporting Persons:           Pierce Mill Associates, Inc.
                                                TPG Capital Corporation
                                                James M. Cassidy

James M. Cassidy is the sole shareholder and director of Pierce Mill Associates, Inc. and is the director and controlling shareholder of TPG Capital Corporation.

2.        Check the appropriate box if a member of a group:
                                                              (a)   /x/
                                                              (b)

3.        SEC use only


4.   Citizenship or place of organization

          Pierce Mill Associates, Inc.       Delaware corporation
          TPG Capital Corporation            Delaware corporation
          James M. Cassidy                   Natural person, citizen of
                                             the United States


5 - 8.                      Sole           Shared    Sole           Shared
                           Voting         Voting    Dispositive    Dispositive
                             Power          Power     Power          Power

Pierce Mill
    Associates, Inc. (1)        0                            0
TPG Capital Corporation (1)   150,000                  150,000
James M. Cassidy              150,000                  150,000

(1)  James M. Cassidy is the sole shareholder and director of Pierce
     Mill Associates, Inc. and is the director and controlling shareholder of TPG Capital Corporation and is therefore deemed to be the beneficial owner of the common stock held by each of these entities.


9&11. Aggregate amount beneficially owned by each reporting person and percent of class.

                                  Aggregate amount
                                  Beneficially        Percent
                                  Owned               of Class

Pierce Mill Associates, Inc.              0               0%   (1)
TPG Capital Corproation                   0               0%   (1)
James M. Cassidy                    150,000              Less than 1%

(1) James M. Cassidy is the sole shareholder and director of Pierce Mill Associates, Inc. and is the director and controlling shareholder of TPG Capital Corporation and is therefore deemed to be the beneficial owner of the common stock held by each of these entities.

10. Check box if aggregate amount in #9 excludes certain shares. Not applicable.

12.       Type of reporting Person

              Pierce Mill Associates, Inc.       CO
              TPG Capital Corporation            CO
              James M. Cassidy                   IN



                  Schedule 13G/A                   Part 2, page 1


Item 1(a)      Name of Issuer:              ThinWEB.com Corporation

     (b)       Address of Issuer's Principal Executive Offices:
                                             Suite 101,Phase 6
                                             6 Antares Drive
                                             Ottawa Ontario K2E 8A0

Item 2(a)      Name of Person Filing:        James M. Cassidy

     (b)       Address of Principal Business or, if none, Residence:
                                             1506 R Street, NW
                                             Washington DC 20009

     (c)       Citizenship:                  United States

     (d)       Title of Class of Securities: Common Stock

     (e)       CUSIP Number:                 936549 104

Item 3.        If statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
                                             Not applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:    150,0000 shares
     (b)       Percent of Class:             Less than 1%
     (c)       Number of Shares as to which such person has:

        (i) sole power to vote or to direct the vote:          150,000
        (ii) shares power to vote or to direct the vote              0
        (iii) sole power to dispose or to direct the
                    disposition of                             150,000
        (iv) shared power to dispose or to direct the
               disposition of                                        0

Item 5. Ownership of Five Percent or Less of a Class                 X

Item 6. Ownership of More than Five Percent on Behalf
            of Another Person:                                Not applicable

Item 7. Identification and Classification of the Subsidiary
        Which Acquired the Security being Reported on
        By the Parent                                         Not applicable

Item 8. Identification and Classification of Members
            of the Group

        The group has consisted of James M. Cassidy, a natural person, Pierce Mill Associates, Inc., a Delaware corporation of which James M. Cassidy is the sole shareholder and director and TPG Capital Corporation, a Delaware corporation of which James M. Cassidy is the director and controlling shareholder. Pierce Mill Associates, Inc. is no longer a member of the group as it no longer holds securities of the issuer and TPG Capital Corporation no longer owns 5% or more of the outstanding common stock.

Item 9. Notice of Dissolution of Group:       Pierce Mill Associates, Inc.
                                              is no longer a member of the
                                              group as it no longer holds
                                              any securities of the issuer
                                              and TPG Capital Corporation
                                              owns less than 5%.

\Item 10.  Certification:

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   /s/ James M. Cassidy
                                       June 7, 1999

                             Schedule 13G/A                  Part 2, page 3


Item 1(a)      Name of Issuer:                 ThinWEB.com Corporation

     (b)       Address of Issuer's Principal Executive Offices:
                                               Suite 101, Phase 3
                                               6 Antares Drive
                                               Ottawa, Ontario K2E 8A9 Canada

Item 2(a)      Name of Person Filing:      Pierce Mill Associates, Inc.

     (b)       Address of Principal Business or, if none, Residence:
                                           1504 R Street, NW
                                           Washington DC 20009

     (c)       Citizenship:                Delaware corporation

     (d)       Title of Class of Securities:  Common Stock

     (e)       CUSIP Number:                 936549 104

Item 3.        If statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
                                            Not applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:                     0 shares (1)
     (b)       Percent of Class:                              0%

     (c)       Number of Shares as to which such person has:

         (i)  sole power to vote or to direct the vote          0
        (ii)  shared power to vote or to direct the vote        0
        (iii) sole power to dispose or to direct the
                disposition of                                  0
        (iv) shared power to dispose or to direct the
               disposition of                                   0

(1) James M. Cassidy is the sole shareholder and director of Pierce Mill Associates, Inc.

Item 5.    Ownership of Five Percent or Less of a Class         X

Item 6.    Ownership of More than Five Percent
           on Behalf of Another Person:                       Not applicable

Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security being Reported on
           By the Parent                                      Not applicable

Item 8. Identification and Classification of Members of the Group

        The group has consisted of James M. Cassidy, a natural person, Pierce Mill Associates, Inc., a Delaware corporation of which James M. Cassidy is the sole shareholder and director and TPG Capital Corporation of which James M. Cassidy is the director and controlling shareholder. Pierce Mill Associates, Inc. is no longer a member of the group as it no longer holds securities of the issuer and TPG Capital Corporaiton no longer owns 5% or more of the outstanding common stock.

Item 9.    Notice of Dissolution of Group:     Pierce Mill Associates, Inc.
                                               is no longer a member of the
                                               group as it no longer holds
                                               any securities of the issuer
                                               and TPG Capital Corporation
                                               owns less than 5%.

Item 10.   Certification:

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   PIERCE MILL ASSOCIATES, INC.

                                   By /s/  James M. Cassidy, Director
                                             June 7, 1999

                             Schedule 13G/A                   Part 2, page 5


Item 1(a)      Name of Issuer:             ThinWEB.com Corporation

     (b)       Address of Issuer's Principal Executive Offices:
                                           Suite 101, Phase 3
                                           6 Antares Drive
                                           Ottawa, Ontario K2E 8A9 Canada

Item 2(a)      Name of Person Filing:   TPG Capital Corporation

     (b)       Address of Principal Business or, if none, Residence:

                                        1504 R Street, NW
                                        Washington DC 20009

     (c)       Citizenship:             Delaware corporation

     (d)       Title of Class of Securities:    Common Stock

     (e)       CUSIP Number:            936549 104

Item 3.        If statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
                                        Not applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:                        0 shares (1)
     (b)       Percent of Class:                                 0%

     (c)       Number of Shares as to which such person has:
        (i)   sole power to vote or to direct the vote
                                                                 150,000
        (ii)  shared power to vote or to direct the vote           0
        (iii) sole power to dispose or to direct the
                disposition of                                   150,000
        (iv) shared power to dispose or to direct the
               disposition of                                      0

(1) James M. Cassidy is the director and controlling shareholder of TPG Capital Corporation and is therefore deemed to be the beneficial owner of the shares of common stock held by it.

Item 5.  Ownership of Five Percent or Less of a Class          X

Item 6.  Ownership of More than Five Percent
          on Behalf of Another Person:                        Not applicable

Item 7. Identification and Classification of the Subsidiary
         Which Acquired the Security being Reported on
         By the Parent                                         Not applicable

Item 8. Identification and Classification of Members of the Group

        The group has consisted of James M. Cassidy, a natural person, Pierce Mill Associates, Inc., a Delaware corporation of which James M. Cassidy is the sole shareholder and director and TPG Capital Corporation, a Delaware corporporation of which James M. Cassidy is the director and controlling shareholder. Pierce Mill Associates, Inc. is no longer a member of the group as it no longer holds securities of the issuer and TPG Capital Corporation no longer owns 5% or more of the outstanding common stock.

Item 9.  Notice of Dissolution of Group:          Pierce Mill Associates, Inc.
                                           is no longer a member of the group
                                           as it no longer holds any
                                           securities of the issuer and
                                           TPG Capital Corporation owns
                                           less than 5%.

Item 10. Certification:

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   TPG CAPITAL CORPORATION

                                   By /s/ James M. Cassidy
                                         June 7, 1999